CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

23 November 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	22/11/2005
REG-Catlin Group Limited Holding(s) in Company	18/11/2005

Yours faithfully,

Krupali Patel

Catlin Group 82 - 34808

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 18/11/2005

RNS Number:3895U
Catlin Group Limited
18 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED...

2. Name of shareholder having a major interest

FMR Corp, Fidelity International Limited, Edward C Johnson 3d..................

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries both being non-beneficial shareholders...

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
1,873,919	FPM	STATE STR BANK AND TR CO LNDON (S)
1,754,656	FPM	NORTHERN TRUST LONDON
1,472,741	FPM	J P MORGAN, BOURNEMOUTH
475,312	FPM	HSBC BANK PLC
408,300	FPM	BANK OF NEW YORK BRUSSELS
335,900	FPM	MELLON BANK
166,100	FPM	BANKERS TRUST LONDON
81,100	FPM	MIDLAND SECURITIES SERVICES
24,800	FPM	CLYDESDALE BANK PLC
18,111	FPM	BNP PARIBAS FRANKFURT
1,378,400	FMRCO	JPMORGAN CHASE BANK
469,700	FMRCO	BROWN BROTHERS HARRIMAN AND CO
23,946	FMRCO	STATE STREET BANK AND TR CO
5,512,130	FISL	JP MORGAN, BOURNEMOUTH
478,064	FIL	BROWN BROS HARRIMN LTD LUX
280,200	FIL	JP MORGAN, BOURNEMOUTH
89,500	FIL	HSBC BANK PLC
84,400	FIL	BANK OF NEW YORK BRUSSELS
45,900	FIL	BNP PARIBAS, PARIS (C)
32,000	FIL	NORTHERN TRUST LONDON
10,000	FIL	BNP PARIBAS, PARIS
15,500	FIJ	BROWN BROTHERS HARRIMAN AND CO
473,700	FII	BANK OF NEW YORK EUROPE LDN
176,000	FII	JP MORGAN, BOURNEMOUTH
15,680,379		Grand Total Common Shares

Note: Abbreviations used above are as follows:

"FII" Fidelity Investments International
"FIJ" Fidelity Investments Japan

82- 34808.

"FMRCO" Fidelity Management and Research Company
"FPM" Fidelity Pension Management

5. Number of shares / amount of stock acquired

575,700...

6. Percentage of issued class

0.37%...

7. Number of shares / amount of stock disposed

N/A...

8. Percentage of issued class

N/A...

9. Class of security

Common shares...

10. Date of transaction

Holdings are as at 16 November 2005. "Shares acquired" is increase since previous disclosure...

11. Date company informed

18 November 2005..

12. Total holding following this notification

15,680,379..

13. Total percentage holding of issued class following this notification

10.06%..

14. Any additional information

....

15. Name of contact and telephone number for queries

William Spurgin, 020 7458 5726......................................

16. Name and signature of authorised company official responsible for making this notification

William Spurgin, Head of Investor Relations.........................

Date of notification

18 November 2005..

END
HOLUWRBRVURAAAA

Catlin Group 82 - 34808

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 22/11/2005

RNS Number:4990U
Catlin Group Limited
22 November 2005

Catlin Group Limited

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

   Catlin Group Limited

2. Name of shareholder having a major interest:

   FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shares Held	Management Company	Nominee/Registered Name
1,873,919	FPM	STATE STR BANK AND TR CO LNDON (S)
1,754,656	FPM	NORTHERN TRUST LONDON
1,472,741	FPM	J P MORGAN, BOURNEMOUTH
475,312	FPM	HSBC BANK PLC
408,300	FPM	BANK OF NEW YORK BRUSSELS
335,900	FPM	MELLON BANK
166,100	FPM	BANKERS TRUST LONDON
81,100	FPM	MIDLAND SECURITIES SERVICES
24,800	FPM	CLYDESDALE BANK PLC
1,378,400	FMRCO	JPMORGAN CHASE BANK
469,700	FMRCO	BROWN BROTHERS HARRIMAN AND CO
23,946	FMRCO	STATE STREET BANK AND TR CO
5,512,130	FISL	JP MORGAN, BOURNEMOUTH
280,200	FIL	JP MORGAN, BOURNEMOUTH
241,486	FIL	BROWN BROS HARRIMN LTD LUX
89,500	FIL	HSBC BANK PLC
84,400	FIL	BANK OF NEW YORK BRUSSELS
45,900	FIL	BNP PARIBAS, PARIS (C)
32,000	FIL	NORTHERN TRUST LONDON
10,000	FIL	BNP PARIBAS, PARIS
15,500	FIJ	BROWN BROTHERS HARRIMAN AND CO
473,700	FII	BANK OF NEW YORK EUROPE LDN
176,000	FII	JP MORGAN, BOURNEMOUTH
15,425,690		Grand Total Common Shares

Note: Abbreviations used above are as follows:

"FII" Fidelity Investments International

82-36808

"FISL" Fidelity Investment Services Limited
"FMRCO" Fidelity Management and Research Company
"FPM" Fidelity Pension Management

5. Number of shares / amount of stock acquired:

   N/A

6. Percentage of issued class:

   N/A

7. Number of shares / amount of stock disposed:

   254,689

8. Percentage of issued class:

   0.16%

9. Class of security:

   Common shares

10. Date of transaction:

    Holdings are as at 17 November 2005. "Shares disposed" is decrease since previous disclosure

11. Date company informed:

    22 November 2005

12. Total holding following this notification:

    15,425,690

13. Total percentage holding of issued class following this notification:

    9.90%

14. Any additional information:

15. Name of contact and telephone number for queries:

    William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for making this notification:

    William Spurgin, Head of Investor Relations

Date of notification: 22 November 2005

END